

05041450

SECU... ...SSION
Washington, D.C. 20549

AM 4-5-2005

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: White Mountain Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

172 Main Street
(No. and Street)

Nanuet (City) New York, (State) 10954 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Montalbano (845) 623-5959
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anchin, Block & Anchin, LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway (Address) New York (City) New York (State) 10018 (Zip Code)



CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Montalbano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of White Mountain Capital LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CEO / PRES

Title

Notary Public

LYNETTE M. LIEBERT
Notary Public, State of New York
No. 4874927
Qualified in Rockland County
Commission Expires Jan. 26, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHITE MOUNTAIN CAPITAL, LLC

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2004



Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

**INDEPENDENT AUDITORS' REPORT
ON INTERNAL ACCOUNTING CONTROL
BY SEC RULE 17a-5**

**TO THE BOARD OF DIRECTORS OF
WHITE MOUNTAIN CAPITAL, LLC:**

In planning and performing our audit of the financial statements of White Mountain Capital, LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practice and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recording of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of White Mountain Capital, LLC to achieve all the divisions of duties and crosschecks generally included in a system of internal accounting control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Anchin, Block & Anchin LLP

New York, New York
February 9, 2005

WHITE MOUNTAIN CAPITAL, LLC

FINANCIAL REPORT

FOR THE YEAR ENDED DECEMBER 31, 2004



WHITE MOUNTAIN CAPITAL, LLC

REPORT INDEX

DECEMBER 31, 2004



Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT

TO THE MEMBERS AND DIRECTORS OF WHITE MOUNTAIN CAPITAL, LLC:

We have audited the accompanying statement of financial condition of White Mountain Capital, LLC as of December 31, 2004 and the related statements of operations and members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of White Mountain Capital, LLC at December 31, 2004 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, in connection with customer related broker-dealer activities, the Company has incurred continuing losses since inception and there can be no assurance that profits from firm trading will continue. These conditions cause substantial doubt about the Company's ability to continue as a going concern. The Company has plans to implement cost cutting measures to reduce its floor brokerage fees and execution charges, and other costs; however, there can be no assurance that these measures can be achieved. Management's plans in regard to these matters are also described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Anchin, Block & Anchin LLP

New York, New York
February 9, 2005

WHITE MOUNTAIN CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBR 31, 2004

ASSETS

Cash	$ 1,022,081
Clearing broker deposit	100,258
Marketable securities owned, at market value	141,272
Accounts receivable	22,056
Receivable from brokers and dealers:	
Principal trading account	258,554
Property and equipment at cost, less accumulated depreciation of $21,759	9,002
Prepaid expenses	26,387
Due from affiliate	52,011
TOTAL ASSETS	$ 1,631,621

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Marketable securities sold short, at market value	$ 266,185
Accounts payable and accrued expenses	152,984
Payable to brokers and dealers	349,214
TOTAL LIABILITIES	768,383
MEMBERS' EQUITY	863,238
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,631,621

See the accompanying Notes to the Financial Statements.

WHITE MOUNTAIN CAPITAL, LLC

STATEMENT OF OPERATIONS AND MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES		
Firm trading income, net	$ 1,674,874	
Commissions	1,287,360	
Interest and dividends	36,082	
Total Revenues		**$ 2,998,316**
DIRECT EXPENSES		
Commissions	514,239	
Floor brokerage and clearance charges	606,128	
Short dividends	15,937	
Margin interest	34,509	
Employee salaries	217,432	
Payroll taxes and fringe costs	31,463	
Total Direct Expenses	1,419,708	
INDIRECT EXPENSES	1,031,675	
Total Expenses		**2,451,383**
NET INCOME		**546,933**
MEMBERS' EQUITY		
Beginning of year		**316,305**
End of year		**$ 863,238**

See the accompanying Notes to the Financial Statements.

WHITE MOUNTAIN CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		**$ 546,933**
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	$ 4,169	
Decrease (increase) in:		
Marketable securties owned	22,118	
Accounts receivable	(22,056)	
Receivable from brokers and dealers	(245,285)	
Prepaid expenses	(26,387)	
Due from affiliate	(500)	
Increase (decrease) in:		
Marketable securties sold short	234,209	
Payable to brokers and dealers	303,908	
Accounts payable and accrued expenses	39,522	
Total adjustments		**309,698**
Net Cash Provided by Operating Activities		**856,631**
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment		**(2,875)**
NET INCREASE IN CASH		**853,756**
CASH		
Beginning of year		**168,325**
End of year		**$ 1,022,081**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Interest		**$ 34,509**
Taxes		**$ 500**

See the accompanying Notes to the Financial Statements.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and Principal Business Activity:

White Mountain Capital, LLC (the "Company") is a securities broker and also earns commissions on sales of subscriptions in Mutual Funds and Annuity Contracts. The Company also engages in proprietary trading of equity securities. The Company's customers are primarily located in the New York City metropolitan area. The Company will continue in operation as provided for in the Operating Agreement. Customers accounts are carried by a clearing broker-dealer.

The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

Financial Statement Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition:

Security transactions and the related income and expenses are recorded on a trade date basis. Marketable securities owned or sold, but not yet purchased, are carried at market value. The resulting difference between cost and market is included in income. Dividend income is recognized on the ex-dividend date and interest income is recognized on the accrual basis.

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur. Commission income on the sales of Mutual Funds and Annuity Contracts are recognized upon closing.

Property and Equipment:

Property and equipment are stated at cost. Depreciation is computed on accelerated methods over the estimated useful lives of the assets.

Guaranteed Payments to Members:

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as expenses rather than as allocations of net income.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Income Taxes:

The Company was organized as a limited liability company, and accordingly no provision is required for federal and state income taxes. Under the Internal Revenue Code and similar state regulations, the Company is treated as a partnership and the income of the Company is taxed to the members.

NOTE 2 - SPECIAL RESERVE ACCOUNT:

The Company is not required to maintain a special reserve bank account for the protection of customers as required by Rule 15c3-3 of the Securities and Exchange Commission, since it is exempt, under Section (k)(2)(ii) of the Rule.

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2004, the Company had net capital of $722,956 which was $622,956 more than its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.69 to 1.

NOTE 4 - CREDIT RISK CONCENTRATIONS:

The Company maintains cash and its securities with a brokerage firm. These accounts are not covered by SIPC or FDIC insurance.

The Company has agreed to maintain an escrow deposit with its clearing broker in the amount of $100,000. The deposit including accrued interest is $100,258.

NOTE 5 - RELATED PARTY TRANSACTIONS:

The Company is a member of a group of affiliated entities in the financial services industry. The Company earns commission income from an affiliated investment partnership (IP) as well as from officers and employees of companies in the affiliated group, and their family members. In connection with the Company's broker agreement, under certain circumstances, the Company also earns fees on the IP's short cash balances held at the broker and on the margin interest paid by the IP to the broker. The Company also has entered into a service agreement with an affiliate which provides for the use of office facilities and personnel by the Company.

Transactions and balances with affiliates and other related parties are as follows:

Commission income	$375,800
Expense under service agreement	$159,334
Due to related party (included in accounts payable)	$7,334
Due from affiliate	$52,011

NOTE 6 - COMMITMENTS AND CONTINGENCIES:

On January 25, 2005, the Company was notified by the Regional Counsel of National Association of Securities Dealers (NASD) Department of Enforcement that recommendations for formal disciplinary actions were forwarded to the Department of Enforcement for proposed membership violations arising out of the August 2003 NASD Examination. The proposed allegations involve three actions against the Company and two of its Registered Principals. Disciplinary actions could result in fines and or sanctions against the Company and its Principals. As of the date of this report, no disciplinary actions have been taken by NASD Department of Enforcement against the Company or its Principals. The Company and its Principals have engaged counsel to proceed with settlement of these matters. The Company has no basis to predict the outcome of this matter.

NOTE 7 - MEMBERSHIP INTERESTS:

The Company's membership interest consists of three classes. All classes share in the Company's profits and losses. Class A and B also have voting rights. Upon dissolution of the Company, each holder of Class A and B units is entitled to receive distributions equal to the total amount of initial capital contributed, with Class B having preference over Class A. The holder of Class C units is an affiliated entity, entitled to the same rights as Class A, except it has no voting rights and is not entitled to any preferences on dissolution.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK:

The Company is engaged in various trading and brokerage activities whose counterparties include primarily broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's exposure to risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair a customer's ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis and requiring customers to deposit additional collateral, or reduce positions, when necessary.

NOTE 9 - SECURITIES SOLD SHORT:

The Company is subject to certain inherent risks arising from its activities of selling securities short. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in the financial statements. In addition, the Company is required to maintain collateral with the broker to secure these short positions.

NOTE 10 - GOING CONCERN:

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. In connection with customer related broker-dealer activities, the Company has incurred continuing losses since inception. Firm trading income accounted for a significant amount of revenue; however, there can be no assurance that profits from firm trading will continue. These conditions cause substantial doubt about the Company's ability to continue as a going concern. The Company has plans to implement cost cutting measures to reduce its floor brokerage fees and execution charges, and other costs; however, there can be no assurance that these measures can be achieved. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT

ON

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

TO THE MEMBERS AND DIRECTORS OF
WHITE MOUNTAIN CAPITAL, LLC:

We have audited the accompanying financial statements of White Mountain Capital, LLC as of December 31, 2004 and have issued our report thereon dated February 9, 2005. These financial statements include an explanatory paragraph describing a going concern uncertainty. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anchin, Block & Anchin LLP

New York, New York
February 9, 2005

WHITE MOUNTAIN CAPITAL, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

AS OF DECEMBER 31, 2004

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 863,238
NONALLOWABLE ASSETS	88,177
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	775,061
HAIRCUTS ON SECURITIES	52,105
NET CAPITAL	722,956
MINIMUM NET CAPITAL REQUIREMENT OF 6 2/3% OF AGGREGATE INDEBTEDNESS OF $502,198 OR $100,000 WHICHEVER IS GREATER	100,000
EXCESS NET CAPITAL	$ 622,956
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2004)	
NET CAPITAL, AS REPORTED IN COMPANY'S PART II UNAUDITED FOCUS REPORT	$ 723,732
DIFFERENCES DUE TO AUDIT ADJUSTMENTS	(776)
NET CAPITAL, PER REPORT PURSUANT TO RULE 17a-5(d)	$ 722,956
TOTAL AGGREGATE INDEBTEDNESS	$ 502,198
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.69 to 1

See Independent Auditors' Report on Supplementary Information.

WHITE MOUNTAIN CAPITAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2004

During the period ended December 31, 2004, the Company met the requirements for exemption from the provisions of Rule 15c3-3 and, accordingly, no computation is presented with regard to the reserve requirements pursuant to the rule.

In addition, because of the exemption under this rule, no information relating to the possession or control requirements is presented.

See Independent Auditors' Report on Supplementary Information.